UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1. Press Release entitled “Telefônica Brasil S.A. –Minutes of 225th of the Board of Directors’ Meeting - Change of the Company's headquarter” dated on February 21st, 2013.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

SUMMARY OF THE MINUTES OF 225th BOARD OF DIRECTORS’ MEETING

OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME and LOCATION: February 21st, 2013, at 11:00 a.m., exceptionally held in Av. Eng. Luiz Carlos Berrini, 1376 – 32nd floor, Morumbi, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was instated with the attendance of the Directors that sign this minute, having quorum as set forth in the Bylaws. The Director Mr. Luiz Fernando Furlan has been represented by Antonio Carlos Valente da Silva, by means of voting delegation. The Directors Mr. José Manuel Fernandez Norniella and Fernando Abril Martorell Hernández have participated of the meeting by videoconferencing from Madrid, Spain, pursuant provisions of Clause 19, § 4 of the Bylaws. Also attending the meeting, the Chief Financial and Investor Relations Officer, Mr. Gilmar Roberto Pereira Camurra and the Controller, Mrs.Cristiane Barretto Sales.

4. AGENDA AND RESOLUTIONS:

4.1) CHANGE OF THE COMPANY’S HEADQUARTER: The Board of Directors unanimously approved the change of Company’s headquarter, currently located at Rua Martiniano de Carvalho, 851, zip code 01321-001, neighborhood Bela Vista, São Paulo City, Sao Paulo State to Avenue Engenheiro Luiz Carlos Berrini, 1376, neighborhood Cidade Monções, zip code 04571-936, São Paulo City, São Paulo State.

Accordingly, the Board of Directors authorized the management to adopt the measures and necessary legal and formal procedures to implementation of the change of the Company’s headquarter approved herein, as well as sign all documents and perform all acts necessary for this purpose near the competent Organs, and provide records and filings resulting therefrom, to its actual effectiveness and validity in order to produce the necessaries effects and legal purposes.

Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up by the Secretary of the Board of Directors, which minutes were approved and signed by the Directors who attended the meeting, which was transcribed in the proper book. São Paulo, February 21st, 2013.

(signatures) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-Chairman of the Board of Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Fernando Abril Martorell Hernández; Fernando Xavier Ferreira; Francisco Javier de Paz Mancho; José Manuel Fernandez Norniella; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan (represented by Antonio Carlos Valente da Silva, by means of voting delegation); Narcís Serra Serra; Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima. The Secretary of the Board of Directors, Breno Rodrigo Pacheco de Oliveira, also signs the present minutes.

Summary of the Minutes of 225th Board of Directors’ Meeting Fl. 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

SUMMARY OF THE MINUTES OF 225th BOARD OF DIRECTORS’ MEETING

 OF TELEFÔNICA BRASIL S.A.

I hereby certify that the resolution contained herein recorded in the minutes of the 225th Board of Directors’ Meeting of Telefônica Brasil S.A., held on February 21st 2013, which was drawn up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Extrato da ata da 225ª RCA Fl. 2/2

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 21st, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director